Re: Notice of Disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Sony Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2016, which was filed with the U.S. Securities and Exchange Commission on June 17, 2016. Please refer to “Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012” under “Business Overview” in “Item 4 Information on the Company” of the Annual Report on Form 20-F for further details.

SONY CORPORATION

By:	/s/ KENICHIRO YOSHIDA
(Signature)

Kenichiro Yoshida
Executive Deputy President and Chief Financial Officer